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CONSENT OF QUALIFIED PERSON

Attention:

Alberta Securities Commission

Autorité des marches financiers

British Columbia Securities Commission

Ontario Securities Commission

Toronto Stock Exchange

I, Charles Johannes Muller, BSc (Hons), Pr.Sc.Nat., a registered professional natural scientist with the South African Council for Natural Scientific Professionals (SACNASP) (Reg. No. 400201/04), am the co-author of the technical report entitled “Updated Technical Report (Updated Feasibility Study) – Western Bushveld Joint Venture – Project 1 - Elandsfontein and Frischgewaagd”, dated 08 October 2009 (the “Report”) and do hereby consent to the filing of the report with the regulatory authorities referred to above, and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible to the public. I further have consented to the company filing the report on SEDAR.

Dated this 20th day of November 2009.

______________________

Charles Johannes Muller

BSc (Hons), Pr.Sc.Nat.